

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 4, 2012

Via E-Mail
Douglas F. Bauer
Chief Executive Officer
TRI Pointe Homes, Inc.
19520 Jamboree Road, Suite 200
Irvine, California 92612

> **Re:** **TRI Pointe Homes, Inc.**
> **Confidential Draft Registration Statement on Form S-1**
> **Submitted November 7, 2012**
> **CIK No. 1561680**

Dear Mr. Bauer:

We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

General

1. We may have further comments once items that are currently blank, such as portions of the prospectus cover page, artwork, use of proceeds, capitalization and dilution sections, are completed or provided.

2. Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has cleared the filing.

3. Please note that we may have comments on or relating to the Agreement and Plan of Merger, Registration Rights Agreement, legal opinion, list of subsidiaries and other exhibits once they are filed. Please understand that we will need adequate time to review these materials before effectiveness.

<u>Summary, page 2</u>

<u>Our Company, page 1</u>

4. Please revise to briefly discuss the formation transactions between TPH LLC and TRI Pointe Homes, Inc., and your relationship with Starwood Fund.

5. We note disclosure of your $150 million equity commitment from a fund affiliated with Starwood Capital Group. Please revise to discuss the contributions Starwood has made under this agreement and the material terms of this agreement, including the "contingently redeemable" portion of the contributions. Please also file your equity commitment agreement and include such agreement in the exhibit index. We may have further comments.

6. We note disclosure of your revenues. Please include disclosure in this section regarding the history of losses of TRI Pointe Homes, LLC.

<u>Market Opportunity, page 2</u>

7. The favorable information provided here is too detailed for a summary. In addition, you already discuss your view that the national housing market is recovering under "Focus on High Growth Core Markets . . ." on page 4. Please revise to place the "Market Opportunity" information elsewhere in the prospectus, such as in the Business section. You may wish to include an appropriate cross reference from the Summary to the Business section where this detailed information will appear.

<u>Description of Completed Projects and Communities under Development, page 9</u>

8. We note from your website at http://www.tripointehomes.com/Our-Communities.cfm that you include The Linden and Shoals in your Southern California communities. Please tell us why these communities appear on your website but not in your filing.

<u>Implications of Being an Emerging Growth Company, page 12</u>

9. Please revise this section to clearly state your election under Section 107(b) of the JOBS Act to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1). We note disclosure on page 12, including the third bullet point, which outlines "eligible" exemptions for emerging growth companies.

10. Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act

of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Risks Related to Conflicts of Interest, page 24

11. Please amend your disclosure on page 25 to discuss whether you pay fees to Starwood Capital Group for access to its personnel despite not having any contractual rights. If you pay fees to Starwood Capital Group please include a discussion in MD&A of the fees and expected fees in the future after the transaction.

Capitalization, page 38

12. Please provide disclosure describing the formation transactions considered in your adjusted numbers. Clearly present amounts required to calculate the adjusted numbers.

Nine Months Ended September 30, 2012 Compared to Nine Months Ended September 30, 2011, page 47

13. Please tell us whether your backlog of $46 million as of September 31, 2012, was reduced to reflect your cancellation rate of 17%. If not, please amend your filing to disclose that your backlog amount was not adjusted for possible cancellations.

Contractual Obligations Table, page 62

14. Please expand your discussion of purchase obligations to clarify whether the amounts include the remaining purchase price on all land purchase and land option contracts with non-refundable deposits, or whether you distinguish based on the likelihood of purchase or other criteria.

Real Estate Inventories and Cost of Sales, page 64

15. Please revise to disclose how frequently and under what circumstances you review your real estate assets at each community for indicators of impairment. Disclose which communities, if any, had indications of impairment during the periods presented or subsequently and therefore received detailed budget and cash flow review and further impairment testing. Tell us supplementally whether you had any communities for which estimated future undiscounted cash flows were close to the carrying value.

16. With regard to impairment evaluations, you disclose fair value is determined based on discounted cash flows "or other valuation techniques." Please describe the other techniques to us and explain your accounting policy for determining which valuation methods to use.

Our Business, page 109

17. Please describe the history of your organization including the year you were organized and the general development of your predecessors. See Item 101(a)(1) of Regulation S-K. We note the organizational chart on page 139. Please include such chart in this section. We also note the disclosure in exhibit 21.1 in the exhibit index. Please describe your organization, including your subsidiaries, upon the completion of the offering.

Principal Stockholders, page 144

18. Please explain to us supplementally what you intend to disclose in the table as shares beneficially owned by the directors, director nominees and executive officers. The footnotes suggest that you are both including and excluding shares to be received by Bauer, Mitchell and Grubbs in connection with the reorganization. We also note that you are excluding restricted stock units and options to purchase shares under the 2012 Long-Term Incentive Plan. Please tell us supplementally your basis for excluding shares under Item 403 of Regulation S-K and Exchange Act Rule 13d-3. Note that you may have to disclose beneficial ownership of unissued shares that persons have a right to acquire under Rule 13d-3(d).

Description of Capital Stock, page 148

19. Please revise the first paragraph under this heading to remove the qualification of your disclosure by reference to items outside of the prospectus. Please see Rule 411(a) of Regulation C.

Consolidated Statements of Operations, page F-8

20. Please revise to present pro forma earnings (loss) per share, along with footnote disclosure explaining how you considered the formation transactions and their impact on your equity accounts on your calculation. Clearly disclose how you treat the common units subject to redemption, as well as any necessary pro forma adjustments to reflect income taxes. Disclose pro forma earnings (loss) per shares in your selected financial data as well.

21. Provide a subsequent event footnote to discuss the pending transactions and their expected impact on your financial statements.

Note 8 – Commitments and Contingencies, page F-24

22. Please revise to clarify, if true, that you could be obligated to reimburse an issuer of a bond in the event any such bond is called.

General

       If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

       Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

       You may contact Tracey McKoy, Staff Accountant at (202) 551-3772 or, in her absence, Terence O'Brien, Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3760 with any other questions.

                                                Sincerely,

                                                /s/ Pamela Long

                                                Pamela Long
                                              Assistant Director

Cc: Via E-Mail
       J. Gerard Cummins, Esq.